Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is an internal communication, relating to the proposed transaction, distributed to certain employees of CTWS on June 18, 2018.

June 18, 2018

Update on Merger with SJW Group

We want to provide you an update related to our merger with SJW Group that was announced publicly today.

The deadline to submit non-binding indicative proposals in the first phase of the Company’s previously announced “go-shop” process has expired and no proposals or indications of interest were received.

We believe the completion of this process should give our shareholders confidence that the merger of equals with the SJW Group maximizes the value of their investment.

As previously announced, the terms of the Connecticut Water and SJW Group merger agreement were amended to include a go-shop provision, which allowed Connecticut Water to actively solicit proposals for an alternative merger, acquisition or other strategic transaction involving the Company. As part of this two-phase, 45-day go-shop process:

•	Connecticut Water’s financial advisors directly contacted more than 50 parties, including more than 20 water and regulated utilities and more than 30 financial sponsors, to determine their interest in exploring a potential transaction with Connecticut Water.

•	Of the parties contacted, half sought and received additional details regarding the Company.

•	All parties were informed that June 13, 2018 was the deadline for submitting preliminary, non-binding indications of interest, after which selected parties would be provided additional information and access to management before the July 14, 2018 deadline for submitting final proposals.

As of June 17, 2018, no proposals or indications of interest have been received.

•	Eversource Energy was among those contacted and invited to participate in the go-shop process; however, they did not participate in the process and did not submit a proposal for consideration.

Given the absence of any alternative proposal submitted at this time, the Board has unanimously determined to conclude the go-shop process and has unanimously reaffirmed its support for the SJW Group merger, which it believes is in the best interests of all Connecticut Water shareholders as well as the employees, customers and communities Connecticut Water serves.

We are moving forward with our applications for regulatory approval for the merger with SJW and other steps necessary to advance towards a closing by the end of the year.

Connecticut Water looks forward to completing the SJW Group merger and realizing the significant value and benefits it provides. The Company continues to urge our shareholders to ignore Eversource’s communications and vote FOR the SJW Group merger.

The Board previously carefully evaluated Eversource’s April 5th non-binding proposal of $63.50 per share and concluded that it was not a superior proposal or reasonably likely to lead to a superior proposal. Reasons that support that decision include, but are not limited to:

•	Eversource’s proposal is under market, significantly undervalues the company, and provides less value to our shareholders than the SJW Group merger.

•	Eversource’s $63.50 per share proposal is below Connecticut Water’s stock price of:

o	$65.00 per share at close on June 15, 2018;

o	$65.23 per share which is the average daily closing stock price for the prior 30 trading days; and

o	the implied value of $64.72 per share that Connecticut Water shareholders would receive through the SJW Group merger, based on SJW Group’s unaffected closing share price as of April 25, 2018 Based on the 1.1375 exchange ratio and SJW Group’s closing stock price of $56.90 per share on April 25, 2018, the day before California Water Service announced its proposal to acquire SJW Group. The value per share of the merger of equals with SJW Group is not fixed and fluctuates based on SJW Group’s stock price[1];

•	Eversource’s proposal is inconsistent with the investment criteria that Connecticut Water shareholders say they value, including a desire to invest in a pure-play water utility led by a team with a proven record of value creation;

•	Eversource’s proposal lacks any commitments regarding customer service levels or to maintaining jobs or the local operations teams that serve Connecticut Water customers and communities; and

•	Eversource’s proposal fails to provide benefits or commitments to customers, employees, or the communities Connecticut Water serves.

Thank you for your unwavering dedication to Connecticut Water and your continued service to your customers and each other. That continues to make such a difference!

If you have any questions, please feel free to contact your supervisor or anyone on the leadership team.

In addition, there will be an optional call for any employees who want to hear directly from members on the leadership team on this tomorrow, June 19th at 11:30 am and again at 4:00 pm. The phone number is being sent separately in a calendar invite if you want to join the call.

NOTE: Links to public filings related to our process filed with the SEC are available at www.sjw-ctws.com and can be accessed through the company’s investor relations page at https://ir.ctwater.com.

Consistent with usual policies, all media and investor related inquiries should be forwarded to Dan Meaney at dmeaney@ctwater.com or 860-664-6016.

[1]	Based on the 1.1375 exchange ratio and SJW Group’s closing stock price of $56.90 per share on April 25, 2018, the day before California Water Service announced its proposal to acquire SJW Group. The value per share of the merger of equals with SJW Group is not fixed and fluctuates based on SJW Group’s stock price.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of CTWS or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (the “SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018, and CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to CTWS’s overall business and financial condition, including those more fully described in CTWS’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither CTWS or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CTWS and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of CTWS and SJW Group that also constitutes a prospectus of SJW Group. CTWS will also file a GREEN proxy card with the SEC, and CTWS and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which CTWS or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CTWS AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by CTWS or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by CTWS will be made available free of charge on CTWS’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

CTWS, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of CTWS and SJW Group securities in respect of the proposed transaction between CTWS and SJW Group. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by CTWS and SJW Group. These documents will be available free of charge from the sources indicated above.